

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

José E. Cil
Chief Executive Officer
Restaurant Brands International Inc.
130 King Street West, Suite 300
Toronto, Ontario, Canada M5X 1E1

   Re: Restaurant Brands International Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed April 29, 2022
     File No. 001-36786

Dear José E. Cil:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program